LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

04010523

SUPPL

04 MAR 12 AM 7:21

March 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release dated March 8, 2004:

- Legacy Hotels Real Estate Investment Trust Announces Distribution Status

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

PROCESSED
MAR 12 2004
THOMSON FINANCIAL

3/12

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

File No. 82-34729

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY HOTELS

REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES DISTRIBUTION STATUS

TORONTO, March 8, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it will not pay a first quarter distribution. Historically, the first quarter has always been Legacy's weakest earnings period. Legacy suspended distributions in the second quarter of 2003 given the challenging operating environment.

"We recognize the importance of regular distributions to our unitholders and will continue to evaluate the distributions on a quarterly basis," commented Neil J. Labatte, Legacy's President and Chief Executive Officer.

"Our performance through the first two months of the year met our expectations," continued Mr. Labatte. "Existing bookings for group business for 2004 remain ahead of last year's pace for 2003, before the impact of SARS. We remain optimistic with respect to the strength of recovery for our critical summer leisure and tour business. Should our performance and business volumes continue to build as expected over the next few months, we would hope to resume distributions in the second quarter."

Legacy will release its first quarter results on April 20, 2004. At that time, Legacy will provide additional information on recent trends and its outlook for 2004. The second quarter distribution announcement will be made June 14, 2004.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

March 10, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release dated March 8, 2004:

- Legacy Hotels Real Estate Investment Trust Announces Distribution Status

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES DISTRIBUTION STATUS

TORONTO, March 8, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it will not pay a first quarter distribution. Historically, the first quarter has always been Legacy's weakest earnings period. Legacy suspended distributions in the second quarter of 2003 given the challenging operating environment.

"We recognize the importance of regular distributions to our unitholders and will continue to evaluate the distributions on a quarterly basis," commented Neil J. Labatte, Legacy's President and Chief Executive Officer.

"Our performance through the first two months of the year met our expectations," continued Mr. Labatte. "Existing bookings for group business for 2004 remain ahead of last year's pace for 2003, before the impact of SARS. We remain optimistic with respect to the strength of recovery for our critical summer leisure and tour business. Should our performance and business volumes continue to build as expected over the next few months, we would hope to resume distributions in the second quarter."

Legacy will release its first quarter results on April 20, 2004. At that time, Legacy will provide additional information on recent trends and its outlook for 2004. The second quarter distribution announcement will be made June 14, 2004.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca